UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on April 12, 2021: Euroseas Ltd. Announces New Charter For One Of Its Vessels, M/V “Joanna”.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the next succeeding paragraph, is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-237128) filed with the Commission on March 12, 2020, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: April 12, 2021	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Announces New Charter For One Of Its Vessels,
M/V “Joanna”

Maroussi, Athens, Greece – April 12, 2021 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container vessels and provider of seaborne transportation for containerized cargoes, announced today a new time charter contract for its container vessel M/V “Joanna”. Specifically:

•

M/V “Joanna”, a 1,732 TEU vessel built in 1999, entered into a new time charter contract for a period  between a minimum of eighteen and a maximum of twenty one months at the option of the charterer, at a gross daily rate of $16,800. The new rate will commence between April 20, 2021 and May 2, 2021 when the vessel will be redelivered from its current charterer.

Aristides Pittas, Chairman and CEO of Euroseas commented: “We are pleased to announce the new charter for our vessel, M/V “Joanna”, for a minimum period of eighteen months at a rate more than twice the level of her existing employment. The new charter will secure a minimum of $9m of contracted revenues and will make an annualized EBITDA contribution of approximately $3.2m. This new charter further improves our profitability and cash flow visibility.

“The continuing strength of the containership market has allowed us to renew the charters of seven of our vessels since November of 2020 at rates, generally, more than double of their previous levels. The rate of an additional vessel in our fleet, M/V “Synergy Oakland”, is linked to a market index and is reset every three months according to market levels. Still, there are four of our vessels with legacy rates that are due to have their charters renewed over the next four months. Should these renewals reflect the current market levels, they will further increase our profitability. Our fleet is generating significant cash flow which would be available to further strengthen our balance sheet and be used for further investment or for reinstitution of dividends or a combination thereof, as always, at the discretion of our Board or Directors.”

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
AKINADA BRIDGE (*)	Intermediate	71,366	5,610	2001	TC until Oct-21 plus 10-12 months option	$17,250; option $20,000
SYNERGY BUSAN (+)	Intermediate	50,726	4,253	2009	TC until Aug-21 / TC until Aug-24	$12,000 $25,000
SYNERGY ANTWERP (*)	Intermediate	50,726	4,253	2008	TC until Sep-23	$18,000
SYNERGY OAKLAND (*)	Intermediate	50,787	4,253	2009	TC until Jun-21	CONTEX(**) 4,250 less 10% revised every 3 months; Currently $24,918 minus 10% from of 21/1/21 until 21/4/21
SYNERGY KEELUNG (+)	Intermediate	50,969	4,253	2009	TC until Jun-22 plus 8- 12 months option	$10,000 until Jun-21; $11,750 until Jun-22; option $14,500
EM KEA	Feeder	42,165	3,100	2007	TC until Apr-21 TC until May-23	$8,100 $22,000
EM ASTORIA (+)	Feeder	35,600	2,788	2004	TC until Feb-22	$18,650
EVRIDIKI G (+)	Feeder	34,677	2,556	2001	TC until Jan-22	$15,500
EM CORFU (*)	Feeder	34,654	2,556	2001	TC until Sep-21	$10,200
DIAMANTIS P (+)	Feeder	30,360	2,008	1998	TC until Aug-21	$6,500
EM SPETSES (+)	Feeder	23,224	1,740	2007	TC until Jul-21	$8,100
EM HYDRA (+)	Feeder	23,351	1,740	2005	TC until May-21	$7,200
JOANNA (*)	Feeder	22,301	1,732	1999	TC until Apr-21 / TC until Oct-22	$8,050 $16,800
AEGEAN EXPRESS (*)	Feeder	18,581	1,439	1997	TC until Mar-22	$11,500
Total Container Carriers	14	539,487	42,281

Notes:

(*) TC denotes time charter. All dates listed are the earliest redelivery dates under each time charter unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**)The CONTEX (Container Ship Time Charter Assessment Index) has been published by the Hamburg and Bremen Shipbrokers’ Association (VHBS) since October 2007. The CONTEX is a company-independent index of time charter rates for container ships. It is based on assessments of the current day charter rates of six selected container ship types, which are representative of their size categories: Type 1,100 TEU and Type 1,700 TEU with a charter period of one year, and the Types 2,500, 2,700, 3,500 and 4,250 TEU, all with a charter period of two years.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 14 vessels, including 9 Feeder containerships and 5 Intermediate Container carriers. Euroseas 14 containerships have a cargo capacity of 42,281 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com